Mail Stop 3561

March 21, 2006

Via Fax and U.S. Mail

Mr. Jesse Bray
CHEC Funding, LLC
2728 N. Harwood Street
Dallas, Texas 75201

Re: **CHEC Funding, LLC**
        Amendment No. 1 to Registration Statement on Form S-3
        Filed March 3, 2006
        File No. 333-130642

Dear Mr. Bray:

We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

2. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Stepdown date and trigger events, page S-10

3. Please add a placeholder confirming that you will identify and discuss, when applicable, any additional trigger events that may affect payment on the offered securities.

Description of the Home Equity Loans, page S-43

4. We note your response to prior comment 23. Please reconcile your response with the second sentence of the third paragraph of this section.

Charge-offs and Uncollectible Accounts, page S-81

5. We believe the disclosure in the section is too vague to be useful to investors. Please revise to clarify your charge-off policy.

Prospectus Supplement #2

Optional Purchase of Defaulted Home Equity Loans, page S-25

6. We note that you have deleted your discussion of the circumstances under which loans may be substituted, yet you have added language addressing the criteria for substitute loans. Please revise accordingly.

The Note Insurer, page S-58

7. Please revise to provide the information to be inserted.

Reports to Noteholders, page S-174

8. We note the added disclosure on page S-174 of prospectus supplement #2. We are unable to locate a discussion of reporting obligations in prospectus supplement #1. Please revise prospectus supplement #1 accordingly.

9. In addition, we believe that your discussion of the reporting requirements in the supplements should also include cross-references to the disclosure under "Reporting Requirements" on page 39 of the base prospectus. Please revise accordingly.

Base Prospectus

The Trust Funds, page 21

10. We note your response to prior comment 28. Please revise your disclosure to clarify, as you state in your supplemental response, that assets may only be added to the asset pool using the described prefunding and revolving periods.

Additional Information about the Home Equity Loans, page 24

11. We note your response to prior comment 30. To clarify, please confirm, if true, that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus. Refer to Item 1100(f) of Regulation AB.

Derivative Instruments, page 28

12. Please revise this section to clarify, if true, that the derivative products that may be used in connection with this prospectus are limited to interest rate and currency swaps. If you anticipate using other derivative instruments, please identify and specifically discuss each instrument.

13. We note your response to prior comment 34. Please revise the base prospectus to confirm that you will provide, if applicable, the disclosure required by Item 1114(b)(2) of Regulation AB.

14. In addition, please add placeholders to the supplements indicating, where you intend to provide the disclosure required by Items 1114(b)(1) and (2).

15. We note your response to prior comment 36. Please confirm, if true, that you will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits at the time of takedown.

Certain Matter Regarding the Servicer, page 37

16. We note your response to prior comment 37. Please revise to state the dates by which each report must be delivered to the depositor.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please do not hesitate to contact Daniel H. Morris at (202) 551-3314 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Reed D. Auerbach
       McKee Nelson LLP (Fax: 917.777.4299)